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                                            Item 77C

On August 3, 1995 a special meeting of shareholders of Harbor
Value Fund was held for the purpose of voting on the following:

      1. To approve or disapprove the Subadvisory Agreement by and among the Trust on behalf of Harbor Value Fund, Harbor
Capital Advisors, Inc. and DePrince, Race & Zollo, Inc. ("DRZ"), the Fund's subadviser, under which DRZ will manage a portion of the Fund's assets ("Proposal 1").

      2. To approve or disapprove an amendment to a fundamental investment restriction of Harbor Value Fund ("Proposal 2").

      The results of the vote on Proposal 1 were as follows:
Affirmative 4,154,819 shares, 81.28% of outstanding shares and 98.25% of the shares voted; Against 56,088 shares, 1.10% of outstanding shares and 1.33% of the shares voted; Abstain 17,590 shares, 0.34% of outstanding shares and 0.42% of the shares voted.

      The results of the vote on Proposal 2 were as follows:
Affirmative 4,092,062 shares, 80.05% of outstanding shares and 96.77% of the shares voted; Against 109,159 shares, 2.14% of outstanding shares and 2.58% of the shares voted; Abstain 27,276 shares, 0.53% of outstanding shares, 0.65% of shares voted.